Filed by Amcor plc
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Berry Global Group, Inc.
Commission File No.: 333-284248

Explanatory Note: The following is a communication distributed by Amcor plc to its integration team.

Amcor-Berry Combination

Integration Planning Period

February 2025

Integration Planning FAQ

1.	What has been happening since the combination between Amcor and Berry was announced?

•	Late last year, we announced the agreement for Amcor to combine with Berry, creating a global leader in flexibles, containers and closures for consumer and healthcare customers with expanded innovation capabilities and scale.
•	Since then, our teams have been working on the plan for integration and how we will work effectively to ensure a successful start as a unified company post-closing. We have also been working to achieve important milestones in the integration planning process.

2.	What planning milestones have we reached?

•	Since announcing our combination, we have kicked-off our integration planning activities by bringing together teams from both Amcor and Berry to plan for integration and how we will work effectively to ensure a successful start as a unified company post-closing.
•	We have also made progress with our regulatory reviews, and filed a definitive joint proxy statement / prospectus on Jan. 23, 2025.

3.	What milestones are remaining?

•	On Feb. 25, 2025, shareholders of Amcor and Berry will each vote on the combination. Securing a majority of ‘yes’ votes from both shareholder groups is an important step toward closing.
•	Our integration planning teams have made progress across a number of functional workstreams to ensure we will work effectively to deliver a successful start as a unified company post-closing, and can quickly commence our integration execution.

4.	What’s the difference between integration planning and integration execution?

•	Integration planning occurs during the period between announcing our combination and the close of the transaction. During the integration planning period, Amcor and Berry will continue to operate as separate, independent companies.
•	Integration execution cannot begin until the combination has closed. Once the combination has closed, we can begin to operate as a unified company.

5.	When will we combine companies?

•	We are targeting the middle of calendar year 2025, subject to satisfaction of customary closing conditions.
•	Until the combination closes, Amcor and Berry will continue to operate as separate, independent companies.

6.	Are things moving quickly?

•	Combinations of this scale typically take anywhere from several months to a year or more to close.
•	We are progressing well in our integration planning process and have reached a number of significant milestones along the way.

7.	Why do we call it a combination and not an acquisition or merger?

•	Bringing our highly complementary businesses together presents an opportunity to accelerate the possible in ways neither company could do on its own. Calling it a combination acknowledges the strength of this unique union.

8.	When will Amcor and Berry employees meet? Can I reach out to them?

•	Until the transaction is completed, which we are targeting in the middle of calendar year 2025, subject to customary closing conditions, Amcor and Berry will continue to operate as separate, independent companies.
•	During this period, it’s important that you not engage with employees from the other company unless you are formally asked to do so by Amcor and authorized by the Legal team – doing so could have legal consequences for the Company and you.
•	We are excited to create opportunities for our teams to get to know each other after the combination is closed.

9.	What types of opportunities will we have to get to know each other after the combination closes?

•	As part of the integration planning process, several activities, resources and materials are being planned to help teams engage on Day 1 and beyond.

10.	What is “Day 1?”

•	Day 1 represents the first day following the closing, when colleagues from both companies will officially begin operating as one Amcor team.

11.	What should I do until we reach Day 1?

•	Until the transaction is completed, which we are targeting in the middle of calendar year 2025, subject to customary closing conditions, Amcor and Berry will continue to operate as separate, independent companies.
•	The best thing we all can do is focus on our day-to-day responsibilities and serving our customers.

12.	What should I do on Day 1?

•	Employees will receive guidance and materials on Day 1 to help ensure a smooth kick-off to our integration execution.
•	Berry colleagues will receive additional guidance and materials on Day 1 to help them begin operating as part of the Amcor team.
•	All colleagues are encouraged to engage with one another and celebrate this exciting accomplishment on Day 1!

13.	I’m a manager. What should I tell my teams on Day 1?

•	It’s very important that leaders communicate a consistent, cohesive message to their teams. Leaders will receive toolkits to help answer questions and guide conversations with their teams.

14.	What do I do if a reporter asks me about the combination?

•	If you receive any inquiries from the media, do not respond. All media inquiries should be forwarded to your communications/media team.

15.	What can I share on my social media about the combination?

•	Posts from Amcor's corporate social media accounts can be reshared by Amcor employees.
•	Employees should otherwise not be posting about the combination, and should not reshare posts from the other company.
•	Any post from you may be interpreted as a comment from either company, and could have legal consequences for the company and you.

For internal use only. Do not distribute.	2

16.	Will anything change for me on Day 1?

•	Although Amcor employees will not experience any changes to their systems, processes or branding on Day 1, they will be part of an organization that will be a global leader in consumer, healthcare packaging solutions.
•	Current Amcor employees are encouraged to participate in the Day 1 celebrations and welcome their new team members.

17.	How will my work change after Day 1?

•	Our combined company will service customers in more than 140 countries through ~400 production facilities, bringing global capabilities to local customers and providing local access to global brands.
•	Combining Amcor and Berry will double down on our purpose and accelerate our capabilities, granting us a unique opportunity to change how the world thinks about packaging.
•	It is important to emphasize that one of Amcor and Berry’s greatest strengths is our people and there will be new opportunities for you to grow and develop in this next chapter.

18.	How will our business priorities change after Day 1?

•	We have highly complementary footprints, offerings and capabilities and this combination will enable us to have stronger positions across the higher-growth, higher-margin categories of Healthcare, Protein, Liquids, Pet Food, Beauty & Personal Care and Food Service.
•	Our focus will be to accelerate the possible and become a global leader in consumer, healthcare packaging solutions.

19.	Will Amcor’s culture or ‘Being Amcor’ change after Day 1?

•	Amcor and Berry have closely aligned cultures. Like Amcor, Berry is focused on safety excellence, customer passion, sustainability and innovation.
•	We share one of the things that makes Amcor special; namely, in how passionate our employees are about taking care of each other and our customers.
•	As a combined company, we will refresh Being Amcor by preserving these fundamentals while better reflecting our new organization.

For internal use only. Do not distribute.	3

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024, and its Current Report on Form 8-K, which was filed with the SEC on January 6, 2025. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on January 7, 2025. Information about the directors and executive officers of Amcor and Berry and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in the definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; and those risks discussed in Amcor’s and Berry’s respective filings with the SEC. Forward looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

For internal use only. Do not distribute.	4